RREEF America, L.L.C,
                 STOCKS REQUIRING "13G" REPORTING
                          May 31, 2001

Percentage: 10.00%

                                  Shares     Reporting    Quantity
            Stocks              Outstanding*   Level*    Managing*
------------------------------  -----------  ----------  ----------

CHELSEA PROPERTY GROUP INC           16,177       1,618       1,827


* Quantities are expressed in units of thousands.